UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 24, 2016

Commission file number 1-33198

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1- Information Contained in this Form 6-K Report

Private Placement of Common Shares

Purchase Agreement

As part of a broader plan of recapitalization involving Teekay Corporation (the “Company”) and its public company subsidiary Teekay Offshore Partners L.P. (“Teekay Offshore”), on May 18, 2016, the Company entered into a Share Purchase Agreement (the “Purchase Agreement”) pursuant to which it agreed to sell 12,019,231 shares of common stock of the Company (the “Shares”) at a price of $8.32 per share to institutional investors and two entities established by the Company’s founder, including Resolute Investments, Inc., the Company’s largest shareholder (collectively, the “Purchasers”), in a private placement. The proceeds from the private placement are expected to be approximately $100 million. The closing of the private placement, which is conditioned upon Teekay Offshore completing an offering of equity securities for an aggregate sale price of at least $200 million (the “TOO Equity Offering Condition”), is expected to occur by June 30, 2016.

In addition to the TOO Equity Offering Condition, the Purchase Agreement contains representations and warranties, covenants, indemnification provisions and additional closing conditions that are typical for private placements by public companies.

RBC Capital Markets, LLC and DNB Markets, Inc. are acting as placement agents for the private placement.

The Company intends to use the net proceeds from the private placement for general corporate purposes, which may include repayment of debt.

The Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent a registration statement or exemption from registration. Concurrently with the closing of the private placement, the Company will enter into the Registration Rights Agreement (as defined below) providing the Purchasers with certain rights relating to registration of the Shares under the Securities Act.

The Company is conducting the private placement of the Shares in accordance with the Purchase Agreement and pursuant to the exemption from registration under the Securities Act provided by Section 4(a)(2) of the Securities Act and certain rules and regulations promulgated under that section. Each Purchaser has represented in the Purchase Agreement that it is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, and that the Purchaser is acquiring the Shares for its own account and not with a view to or for distributing or reselling such Shares or any part thereof in violation of U.S. securities laws. In addition, each Purchaser has agreed that it will not sell or otherwise dispose of all or any part of its Shares except pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws.

Registration Rights Agreement

Concurrently with the closing of the private placement, the Company will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Purchasers relating to the registered resale of the Shares. Pursuant to the Registration Rights Agreement, the Company will (a) prepare and file a registration statement under the Securities Act (the “Registration Statement”) with respect to the Shares within 30 days following the closing date and (b) use its commercially reasonable efforts to cause the Registration Statement to become effective on or as soon as practicable after the closing date. If the Registration Statement is not declared effective within 90 days after the closing date, the Company will pay liquidated damages as set forth in the Registration Rights Agreement.

The Purchasers also have customary “piggyback registration rights” relating to certain other registrations by the Company as described in the Registration Rights Agreement. The Company will be responsible for the registration expenses incurred in connection with the registration statement. The Purchasers will be responsible for all underwriting discounts and selling commissions.

Forward-Looking Statements

The statements in this Report that are not historical facts may be forward-looking statements, including statements regarding the satisfaction of the TOO Equity Offering Condition and the closing of the transaction contemplated by the Purchase Agreement. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, the satisfaction of the TOO Equity Offering Condition and other closing conditions to the Purchasers’ obligation to purchase the Shares under the Purchase Agreement. The Company undertakes no obligation to revise or update any forward-looking statements unless required to do so under the U.S. securities laws.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-97746) FILED WITH THE SEC ON OCTOBER 4, 1995

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147683) FILED WITH THE SEC ON NOVEMBER 28, 2007

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-187142) FILED WITH THE SEC ON MARCH 8, 2013

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-166523) FILED WITH THE SEC ON MAY 5, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-192753) FILED WITH THE SEC ON DECEMBER 10, 2013

•	REGISTRATION STATEMENT ON FORM F-4 (NO. 333-211069) FILED WITH THE SEC ON MAY 2, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 24, 2016	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)